UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                            Evergreen Resources, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   299900 30 8
                                 (CUSIP Number)

                                 Gerald DeNotto
                             EIF Acquisition L.L.C.
                             1075 North Noel Avenue
                               Wheeling, IL 60090
                                 (864) 520-3212
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 2, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.




Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 2 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gerald R. Forsythe
           I.R.S. No. 04-2687223
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                        1,452,716
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 3 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Energy Investors Fund, L.P.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       308,952
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       308,952
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           308,952
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 4 of 14 Pages



           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Energy Investors Fund II, L.P.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,143,764
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,143,764
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,143,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.9%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 5 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Energy Investors Partners, L.P.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8           SHARED VOTING POWER

                                        308,952
                            9           SOLE DISPOSITIVE POWER


                            10          SHARED DISPOSITIVE POWER

                                        308,952
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           308,952
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 6 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Energy Investors Partners II, L.P.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,143,764
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,143,764
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,143,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.9%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 7 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EIF Investors, Inc.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,452,716
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 8 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EIF Acquisition L.L.C.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,452,716
                            9          SOLE DISPOSITIVE POWER


                           10          SHARED DISPOSITIVE POWER

                                       1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 9 of 14 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Indeck Capital, Inc.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WK, OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8           SHARED VOTING POWER

                                        1,452,716
                            9           SOLE DISPOSITIVE POWER


                            10          SHARED DISPOSITIVE POWER

                                        1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 10 of 14 Pages

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, No Par Value ("Common Stock"), of Evergreen Resources, Inc., a Colorado corporation ("Evergreen"), with principal executive offices at 1000 Writer Square, 1512 Larimer Street, Denver, Colorado 80202.

Item 2.  Identify and background.

         The persons filing this amendment are Gerald R. Forsythe ("Forsythe"), a United States citizen, Energy Investors Fund, L.P., a Delaware limited partnership ("Fund I"), Energy Investors Partners, L.P., a Delaware limited partnership ("Partners I"), Energy Investors Fund II, L.P., a Delaware limited partnership ("Fund II" and, together with Fund I, the "Funds"), Energy Investors Partners II, L.P., a Delaware limited partnership ("Partners II"), EIF Investors, Inc., a Delaware corporation ("Investors"), EIF Acquisition L.L.C., a Delaware limited liability company ("Acquisition"), and Indeck Capital, Inc., a Delaware corporation ("Capital") (collectively, the "Reporting Persons").

         The  transactions  reported herein were entered into by Fund I and Fund
II. Fund I is controlled by its general partner, Partners I, which in turn is 50% controlled by each of John Hancock Energy Resources Management, Inc. ("JHERM") and Investors. Partners I has an additional general partner with no direct ownership interest; this additional general partner is owned by JHERM and Investors. Fund II is controlled by its general partner, Partners II, which in turn is 50% controlled by each of JHERM and Investors. Partners II has an additional general partner with no direct ownership interest; this additional general partner is owned by JHERM and Investors. JHERM has filed a separate statement on Schedule 13D with respect to the transactions reported herein (the "JHERM 13D").

         Fund I is the direct beneficial owner of 308,952 shares of Common Stock. Fund II is the direct beneficial owner of 1,143,764 shares of the Common Stock. Forsythe, Capital and Acqusition may be deemed the beneficial owners of securities beneficially owned by Investors. By virtue of its position as a general partner of Partners I and Partners II, Investors may be deemed the beneficial owner of securities beneficially owned by the Funds.The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                    Page 11 of 14 Pages

Item 3.  Source and amount of funds or other consideration.

         This amendment is being filed to report the following dispositions set forth below, which, in the aggregate, may be deemed to constitute a material change in the information previously reported by the persons filing this statement:

Seller            Date              Number of Shares        Price per Share
------            ----              ----------------        ---------------
Fund I            4/17/98                25,000                  $18.7125
Fund II           4/17/98                25,000                  $18.7125
Fund I            4/20/98                20,000                  $19.125
Fund II           4/20/98                20,000                  $19.125
Fund I            7/2/98                 25,000                  $20.125
Fund II           7/2/98                 25,000                  $20.125

 Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes.

         The Reporting Persons may make purchases of Common Stock, in the open market or in private transactions, depending on their analysis of their business, prospects and financial condition, the market for such stock, other investment and business opportunities available to the Reporting Persons, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. The Reporting Persons intend to closely monitor their investment and may from time take advantage of opportunities presented to them. They may in the future also formulate plans or proposals regarding Evergreen, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon the Reporting Persons' continuing review of their investments and various other factors, including those mentioned above, the Reporting Persons may (subject to any applicable securities laws) decide to sell all or any part of the Common Stock beneficially owned by them, although they have no current plans to do so.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Evergreen, or the disposition of securities of Evergreen;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Evergreen or any of its subsidiaries;

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 12 of 14 Pages


         (c) A sale or transfer of a material amount of assets of Evergreen or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Evergreen including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Evergreen;

         (f) Any other material change in Evergreen's business or corporate structure;

         (g) Changes in Evergreen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Evergreen by any person;

         (h) Causing a class of securities of Evergreen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Evergreen becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) Fund I currently holds 294,500 shares of Common Stock and, by virtue of its holdings of $7.80 Warrants, has the right to acquire an additional 14,452 shares of Common Stock (an aggregate of 308,952 shares of Common Stock, or approximately 2.9% of the class). Fund II currently holds 958,216 shares of Common Stock and, by virtue of its holdings of $7.00 Warrants and $7.80 Warrants, has the right to acquire an additional 185,548 shares of Common Stock (an aggregate of 1,143,764 shares of Common Stock, or approximately 10.9% of the class).Forsythe, Capital and Acqusition may be deemed the beneficial owners of securities beneficially owned by Investors. By virtue of its position as a general partner of Partners I and Partners II, Investors may be deemed the beneficial owner of securities beneficially owned by the Funds.The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

         (b) The Reporting Persons may be considered to share the power to direct the vote or disposition of all shares of Common Stock described in Item 5(a).

         (c) Other than as may be described in Item 3, no transactions in Common Stock have been effected during the past sixty days by the Reporting Persons.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 13 of 14 Pages


         (d) Other than JHERM and its controlling persons, as identified in the JHERM 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 7.  Material to be filed as exhibits.

         The following document is filed as an exhibit to this statement:

         (a)      Designation of Substitutes

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 14 of 14 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

August 21, 1998

                                                GERALD R. FORSYTHE


                                                By:  /s/ Elizabeth Fugate
                                                         Attorney-in-Fact